	May 17, 2007	ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

VIA FEDERAL EXPRESS		WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER 055198-0101

Mr. Tim Buchmiller, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), the following are the Company’s responses to the Staff’s letter of April 25, 2007 containing the Staff’s comments regarding the Company’s registration statement on Form S-3, as amended (the “Registration Statement”) (SEC File No. 333-139576). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. On behalf of the Company, we are also transmitting herewith Amendment No. 2 to the Registration Statement.

Form 8-K Filed on July 10, 2006 as Amended on September 19, 2006

1.	Please refer to prior comment 3 from our letter dated March 26, 2007. We re-issue this comment in its entirety.

Comment 3 from the March 26, 2007 Letter

3.	Please amend this filing to incorporate your responses to comments 23, 24, 25, 28, and 29 contained in your correspondence dated February 15, 2007 and responses to comments 8-9 contained in your correspondence dated March 16, 2007. We may have further comments after review of your amended filing.

Response:

An amended filing incorporating changes as outlined in the Company’s responses of February 15, 2007 and March 16, 2007 was filed with Securities and Exchange Commission (the “Commission”) on April 26, 2007.

Form 10-K for the Year Ended December 31, 2006

Item 1. Business Overview, page 4

Financial Information about Business Segments, page 6

2.	We note your non-GAAP disclosures related to EBITDA and Adjusted Operating income by segment and that it appears that you are presenting these as performance measures. Please refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqsnongaapfaq.htm) and address the following for each measure:

•	As it appears that measures exclude recurring items, tell us the usefulness of the measure and discuss the facts and circumstances that would support presentation of the non-GAAP measures.

•	Discuss the substantive reasons in detail why management believes the non-GAAP measures provide useful information to investors.

•	Describe the specific manner in which management uses the non-GAAP measures to conduct or evaluate its business.

•	Explain the economic substance behind management’s decision to use the measures.

•

Discuss the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for theses limitations when using the non-GAAP measures.

Response:

The Company has filed with the Commission an Amendment No. 1 to its Form 10-K for the year ended December 31, 2006 deleting the non-GAAP disclosures related to EBITDA and Adjusted Operating Income.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Financial Statements, page 47

Note 17. Acquisition, page 68

3.	We note that you have allocated $9.5 million of the QVM Acquisition purchase price to patents and unpatented technology and amortized it over a useful live of 10-17 years. Please provide us with additional details regarding your determination that the unpatented technology meets the definition of an intangible asset as outlined in paragraph 39 of SFAS 141. Further, tell us how you determined the estimated useful life of 10-17 years for this unpatented technology.

Response:

Definition of an Intangible Asset

The Company notes that paragraph 39 of SFAS 141 requires that an intangible asset be recognized as an asset apart from goodwill if the asset is separable from the entity of which it is a part; that is, it is capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged (the “separability” criterion), regardless of whether there is an intent to do so. An intangible asset shall also be recognized as an asset apart from goodwill if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity (the “contractual-legal” criterion).

As of the date of the transaction, Manitex, L.L.C. (“Manitex”) maintained certain patented and unpatented technology assets (the “Patented and Unpatented Technology”) utilized in the operations of its business. Specifically, the Patented and Unpatented Technology relates to Manitex’s design, engineering, and assembly of boom trucks, sign cranes, and trolley boom unloaders. Further, Manitex is recognized within the industries it serves for its innovative product designs and quick time to market. Manitex has established new benchmarks in capacity and boom length. The following list details Manitex’s primary patented technology:

•	Extended Perimeter X-Shaped Outrigger Assembly for Cranes (Patent Number 5706960, Issue Date January 13, 1998);
•	Multiple Purpose Material Handling and Working Apparatus (Patent Number 5486084, Issue Date January 23, 1996);
•	Crane Having Swing Away Hoist Mount (Patent Number 5542812, Issue Date August 6, 1996); and
•	Crane Having Boom Rest (Patent Number 5402898, Issue Date April 4, 1995).

As a result of Manitex’s investment in its technology, both patented and unpatented (including its know-how), Manitex believes it has differentiated itself as a market leader in its industry. Moreover, because the Patented and Unpatented Technology is separable and is able to be sold, transferred, licensed, rented, or exchanged, the Company believes the Patented and Unpatented Technology meets the definition of an intangible asset under SFAS 141’s separability criterion.

Patented and Unpatented Technology – Estimated Remaining Useful Life

The Company uses an estimated useful life of ten years to amortize the patented and unpatented technology acquired in its acquisition. The remaining useful life of ten years for the patented and unpatented technology acquired in the acquisition of Manitex, which is based on the historical life cycle of products in the boom truck, sign crane, and trolley boom unloader industries, also took into consideration the issue and expiration dates of Manitex’s patents.

Patented technology in the Company’s Testing and Assembly Equipment segment had useful lives of up to 17 years. The useful lives in the Testing and Assembly Equipment segment are based on actual lives of the patents.

4.	We note that you issued 266,000 exchangeable shares of common stock of your subsidiary as part of the consideration for the purchase of Liftking Industries, Inc. Please tell us how you determined the fair value of your common stock issued by your subsidiary. Refer to EITF 99-12 and paragraph 51(d) of SFAS 141.

Response

There is no market for common stock of the Company’s subsidiary. The subsidiary shares are exchangeable for common shares of the Company. As such, the Company based the fair market value of the subsidiary common shares on the market value of the Company’s common stock. Also, the Company does not intend for the former owners of Liftking to retain a minority interest in the subsidiary. The Company expects that the shares will be exchanged in the near future.

To determine the market value of the exchangeable share, the Company used its average closing price over for a four day period, starting two days before the announcement of the acquisition and ending two days after the announcement of the acquisition.

Note 18. Equity, page 69

5.	We noted that you closed a private placement consisting of 2,750,000 shares of your common stock and Series A and Series B warrants and that the warrants are callable under certain circumstances. We further note that you accounted for these warrants at fair value within your statement of shareholders’ equity. Please tell us the significant terms of the warrants including under what circumstances the warrants are callable and how you determined the appropriate accounting for the warrants. Refer to the guidance in SFAS 133 and EITF00-19.

Response

The specific terms of the warrant agreements dated November 15, 2006 include the following:

“The Company (Veri-Tek International Corp.) certifies for value received or as partial compensation for placement agent services that the “Holder” is entitled to purchase from the Company up to a specified number of shares of common stock at specified prices. The Warrants are exercisable at any time and from time to time from and after the six month anniversary of the Original Issue Date and through and including November 15, 2011. The warrants are only exercisable for shares of common stock and do not have a cash option.”

Items 5(a) and (b) of the Series A and B warrant agreements outline the only circumstances in which the warrants are callable, and are set forth below.

“Exercise and Duration of Warrants.

(a)	This Warrant shall be exercisable by the registered Holder at any time and from time to time from and after the six month anniversary of the Original Issue Date through and including the Expiration Date. At 6:30 p.m., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value. Except as provided in Section 5(b) below, the Company may not call or redeem any portion of this Warrant without the prior written consent of the affected Holder.
(b)	Subject to the provisions of this Section 5(b), if at any time following the six month anniversary of the Original Issue Date; (i) the closing bid price of the Common Stock for any consecutive 20 Trading Day period (each such Trading Day during the consecutive 20 Trading Day period shall occur following the six month anniversary of the Original Issue Date) is equal to or greater than 200% of the Exercise Price (subject to adjustment pursuant to Section 10), (ii) the Warrant Shares are either registered for resale pursuant to an effective registration statement naming the Holder as a selling stockholder thereunder (and the prospectus thereunder is available for use by the Holder as to all Warrant Shares) or freely transferable without volume restrictions pursuant to Rule 144(k) promulgated under the Securities Act, as determined by counsel to the Company pursuant to a written opinion letter addressed and in form and substance reasonably acceptable to the Holder and the transfer agent for the Common Stock, during the entire 20 Trading Day period referenced in (i) above through the expiration of the Call Date as set forth in the Company’s notice pursuant to this Section (the “Call Condition Period”) and (iii) the Common Stock is listed or quoted on a Trading Market during the entire Call Condition Period, then, subject to the conditions set forth in this Section, the Company may, in its sole discretion, elect to require the exercise of up to all of the then unexercised portion of this Warrant, on the date that is the fifth Trading Day after written notice thereof (a “Call Notice”) is received by the Holder (such fifth Trading Day shall be known as the (“Call Date”) at the address last shown on the records of the Company for the Holder or given by the Holder to the Company for the purpose of notice; provided, that the conditions to giving such notice must be in effect at all time during the Call Condition Period (other than as to clause (i) above which only needs to be satisfied up to the time of the delivery of the Call Notice) or any such Call Notice shall be null and void. The Company and the Holder agree that, if and to the extent Section 12 of this Warrant would restrict the ability of the Holder to exercise this Warrant in the event of a delivery of a Call Notice, then notwithstanding anything to the contrary set forth in the Call Notice, the Call Notice shall be deemed automatically amended to apply only to such portion of this Warrant as may be exercised by the Holder by the Call Date in accordance with such Section. The Holder will promptly (and, in any event, prior to the Call Date) notify the Company in writing following receipt of a Call Notice if Section 12 would restrict its exercise of the Warrant, specifying therein number of Warrant Shares so restricted. The Company covenants and agrees that it will honor all Exercise Notices tendered through 6:30 p.m. (New York City time) on the Call Date. Under no circumstances (even if Section 12 would require the amendment of a Call Notice) may the Company deliver more than one Call Notice in any 90 calendar day period.”

As described above, only the Company in its sole discretion can elect to call the exercise of up to all of the then outstanding Warrants. The Holder cannot opt for a cash settlement even if the shares are called by the Company. The Company notes that ETIF 00-19 paragraph 8 states that Contracts that require physical settlement or net-share settlement are classified as equity. In addition, ETIF 00-19 paragraph 38 outlines that if the issuing company (the Seller) agrees to sell shares of its stock to the buyer of the contract at a specified price at some future date, and the contract is to be settled in shares, then equity classification is the appropriate accounting treatment. In accordance with SFAS 133 paragraph 11a states that contracts issued by a reporting entity that are both (1) indexed to its own stock and (2) classified as stockholders’ equity shall not be considered derivative instruments for purposes of financial reporting. Therefore, the Company respectfully submits that SFAS 133 is not directly applicable to the Company’s current outstanding Warrants.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long

cc:	David Langevin, Chief Executive Officer

David Gransee, Chief Financial Officer